EWSB Bancorp, Inc.

109 West Second Street

Kaukauna, Wisconsin 54130

June 26, 2024

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EWSB Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333-277828)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

EWSB Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to June 28, 2024 at 4:00 p.m. EDT, or as soon thereafter as is practicable.

Please contact Zachary Davis of Luse Gorman, PC at (202) 274-2021 if you have any questions concerning this matter.

Very truly yours,

/s/ Charles D. Schmalz
Charles D. Schmalz
President and Chief Executive Officer